UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of February 2004

Commission File Number: 0-29350

VASOGEN INC.
(Translation of registrant's name into English)

2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

On February 9, 2004, Vasogen Inc. issued a press release announcing its year-end results for the fiscal year ended November 30, 2003. Vasogen Inc. also announced that it will hold a year-end conference call on February 12, 2004, at 4:10 p.m. Eastern Time. The press release announcing Vasogen Inc.'s year-end results and year-end conference call is attached as Exhibit 99.1 to this report and is incorporated herein by reference. Comparative audited consolidated financial statements of Vasogen Inc. and the notes thereto at November 30, 2003 and 2002 and for each of the years ended November 30, 2003, 2002 and 2001, together with the auditors' report thereon are attached as Exhibit 99.2 to this report and are incorporated herein by reference. Management's Discussion and Analysis for the year ended November 30, 2003 is attached as Exhibit 99.3 to this report and is incorporated herein by reference. The consent of KPMG LLP is attached hereto as Exhibit 99.4 to this report and is herein incorporated by reference. Exhibits 99.2, 99.3 and 99.4 to this Form 6-K Report of Foreign Issuer are incorporated by reference as exhibits to the Registration Statement on Form F-10 of Vasogen Inc., filed with the Securities and Exchange Commission on July 22, 2003 (File No. 333-106958), and the Registration Statement on Form F-10 of Vasogen Inc., filed with the Securities and Exchange Commission on October 24, 2003 (File No. 333-109782).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASOGEN INC.
By:	/s/ CHRISTOPHER J. WADDICK Christopher J. Waddick Executive Vice President & Chief Financial Officer

Date: February 9, 2004